SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Applied Micro Circuits Corporation

(Name of Subject Company)

Applied Micro Circuits Corporation

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

03822W406

(CUSIP Number of Class of Securities)

Dr. Paramesh Gopi

4555 Great America Pkwy, Suite 601,

Santa Clara, California 95054

(408) 542-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Jorge del Calvo, Esq.

Alan B. Kalin, Esq.

Davina K. Kaile, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Applied Micro Circuits Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 21, 2016, and amended on January 4, 2017 and on January 17, 2017 (as amended from time to time, the “Schedule 14D-9”) relating to the tender offer by Montana Merger Sub I, Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of MACOM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share, in exchange for consideration, for each share validly tendered and not properly withdrawn, in the form of (i) $3.25 in cash and (ii) 0.1089 shares of MACOM common stock, plus cash in lieu of fractional shares, in each case, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Prospectus/Offer, dated December 21, 2016, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed by MACOM and Purchaser with the SEC on December 21, 2016.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information to be Furnished.

I.	Item 8 of the Schedule 14d-9 under the heading “Other Material Information” is hereby amended by amending and restating the paragraph under the heading “(7) Legal Proceedings” in its entirety as follows:

“Kevin Nygren v. Applied Micro Circuits Corporation, Cesar Cesaratto, Paul R. Gray, Fred Shlapak, Robert F. Sproull, Duston Williams, Paramesh Gopi, and Christopher Zepf, No. C-16-7400-VC (N.D. Cal.).

On December 29, 2016, Kevin Nygren, who alleges that he owns 100 shares of the Company’s common stock, filed a complaint in the United States District Court for the Northern District of California against the Company and its board of directors. The complaint alleges that the Schedule 14D-9 misstates or omits material facts regarding the process that led to the Merger Agreement, the opinions and analyses of the Company’s financial advisors, the Transaction Consideration, the intrinsic value of the Company, and unspecified potential conflicts of interest faced by certain individual defendants. Based on these allegations, the complaint asserts putative class claims under sections 14(e) of the Securities Exchange Act of 1934 (the “Act”) (Count I), section 14(d)(9) of the Act and SEC Rule 14d-9 (Count II), and section 20(a) of the Act (Count III). The complaint seeks certification of a class; preliminary and permanent injunctions barring the proposed transaction with MACOM; declaratory relief; and an accounting for damages allegedly caused by and profits and special benefits allegedly obtained as a result of the defendants’ actions. A copy of such complaint is filed as Exhibit (a)(5)(M) and is incorporated herein by reference. Defense counsel has agreed to waive formal service of summons.

On January 9, 2017, Nygren filed an ex parte motion with the court seeking a temporary restraining order barring the Company from consummating its sale or causing the expiration of MACOM’s tender offer, seeking expedited discovery and a seeking a hearing to be held on or before January 25, 2017 on a motion (not yet filed) for a preliminary injunction.

On January 17, 2017, Nygren withdrew his ex parte motion without prejudice stating to the court that the Company’s supplemental disclosures provided shareholders with the information identified in plaintiff’s complaint and motion for temporary restraining order.

Deven Shah v. Applied Micro Circuits Corporation, Cesar Cesaratto, Paul R. Gray, Fred Shlapak, Robert F. Sproull, Duston Williams, Paramesh Gopi, and Christopher Zepf, No. C-17-151 (N.D. Cal.).

On January 12, 2017, Deven Shah, alleging that he owns 10,000 shares of the Company’s common stock, filed a complaint in the United States District Court for the Northern District of California against the Company and its board of directors. The Shah complaint repeats, essentially verbatim, the allegations and legal theories of the Nygren complaint; the two complaints were filed by the same local counsel. Counsel for Nygren has indicated that the two plaintiffs will seek to consolidate the two cases into one and that counsel for the two plaintiffs are working together.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APPLIED MICRO CIRCUITS CORPORATION

By:	/s/ Dr. Paramesh Gopi
Name: Dr. Paramesh Gopi, Chief Executive Officer

Dated: January 18, 2017